Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(EXPRESSED IN US DOLLARS)

	June 30, 2022	December 31, 2021
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$90,988,227	$91,447,620
Restricted cash	805,031	179,421
Short-term investments	11,657,037	40,666,617
Accounts receivable, net	21,773,427	18,516,150
Advance to suppliers, net	23,513,570	9,213,279
Receivables from supply chain solutions	25,479,070	59,792,613
Inventories	21,116,488	3,979,653
Prepaid expenses and other current assets	2,415,193	4,002,675
Assets of discontinued operations - current	2,192,059	-
TOTAL CURRENT ASSETS	199,940,102	227,798,028

NON-CURRENT ASSETS:
Property and equipment, net	520,051	464,156
Intangible assets, net	2,318,861	2,850,853
Right-of-use assets, net	3,396,841	479,473
Equity investments	352,139	404,022
Investment in limited partnership and other investments	15,863,334	16,207,152
Goodwill	24,521,872	25,774,402
Long-term investments	2,985,921	-
Assets of discontinued operations – non-current	90,202	-
TOTAL NON-CURRENT ASSETS	50,049,221	46,180,058
TOTAL ASSETS	$249,989,323	$273,978,086
LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$9,093,363	$34,997,401
Short-term bank loans	-	784,609
Accrued expenses and other current liabilities	6,269,465	3,575,836
Operating lease liabilities - current	623,019	337,698
Payables to supply chain solutions	6,015,680	25,922,931
Advances from customer	11,778,616	3,429,103
Taxes payable	2,436,421	8,851,898
Loan from related party	9,528,965	10,528,965
Due to related parties - current	8,054,523	295,336
Liabilities of discontinued operations - current	911,513	-
TOTAL CURRENT LIABILITIES	54,711,565	88,723,777

Operating lease liabilities – non-current	2,773,822	148,988
Deferred tax liabilities	390,036	504,033
Liabilities of discontinued operations - non-current	1,039,317	-
TOTAL LIABILITIES	58,914,740	89,376,798

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 310,000,000 and 40,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 40,062,629 and 39,812,629 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	40,063	39,813
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Additional paid-in capital	130,503,387	130,318,637
Retained earnings	51,990,659	37,819,226
Statutory reserves	6,942,111	6,942,111
Unearned compensation	-	(125,630)
Accumulated other comprehensive (loss) income	(2,550,788)	5,632,199
COMMON SHAREHOLDERS’ EQUITY	186,925,432	180,626,356
Non-controlling interests	4,149,151	3,974,932
TOTAL SHAREHOLDERS’ EQUITY	191,074,583	184,601,288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$249,989,323	$273,978,086

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(EXPRESSED IN US DOLLARS)

 (Unaudited)

	For the Six Months Ended June 30,
	2022	2021
REVENUES:
Revenues generated from sales:
Supply chain trading business	$70,727,078	$-
Revenues generated from services:
Small and Medium Enterprise financing solutions	44,822,386	36,615,078
Supply Chain financing solutions	2,498,446	2,313,136
Other financing solutions	-	435
Total revenue generated from services	47,320,832	38,928,649
TOTAL REVENUES	118,047,910	38,928,649

COST OF REVENUE:
Cost of revenue - services	(26,451,468)	(20,446,726)
Cost of revenue - sales	(69,854,217)	-
Business and sales related taxes	(165,506)	(218,238)
GROSS PROFIT	21,576,719	18,263,685

OPERATING EXPENSES:
Selling expenses	261,590	1,769,400
General and administrative expenses	5,177,548	3,830,198
Research and development expenses	834,195	636,488
Total operating expenses	6,273,333	6,236,086
INCOME FROM OPERATIONS	15,303,386	12,027,599

OTHER INCOME (EXPENSE):
Interest and investment income	1,249,509	836,857
Other income, net	1,512,562	460,187
Total other income (expense), net	2,762,071	1,297,044

INCOME BEFORE PROVISION FOR INCOME TAXES	18,065,457	13,324,643

PROVISION FOR INCOME TAXES	3,414,449	2,844,560
NET INCOME FROM CONTINUING OPERATIONS	14,651,008	10,480,083

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	(292,069)	-
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(292,069)	-
NET INCOME	14,358,939	10,480,083
Less: net income from continuing operations attributable to non-controlling interest	330,620	93,855
Less: net (loss) from discontinued operations attributable to non-controlling interest	(143,114)	-
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$14,171,433	$10,386,228

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(8,182,987)	318,858
COMPREHENSIVE INCOME	5,988,446	10,705,086
Comprehensive (loss) attributable to non-controlling interests	(6,658)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$5,995,104	$10,705,086
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$0.37	$0.51
(Loss) from discontinued operations	(0.01)	-
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$0.36	$0.51
Weighted average number of shares outstanding-basic and diluted	39,912,629	20,555,129

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2022 AND 2021

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,358,939	$10,480,083
Net (loss) from discontinued operations	(292,069)	-
Net income from continuing operations	14,651,008	10,480,083
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	639,002	1,105,022
Stock-based compensation	125,630	247,565
Loss (Income) from investments	218,929	(725,519)
Deferred tax (benefit) expense	(92,798)	259,887
Issuance of stock for services	185,000	-
Changes in operating assets and liabilities:
Accounts receivable	(4,310,119)	(2,488,129)
Advance to suppliers	(15,246,921)	-
Prepaid expenses and other current assets	1,444,248	(1,282,859)
Operating lease right-of-use assets	(3,115,440)	-
Receivables from supply chain solutions	32,564,078	(25,141,298)
Inventories	(17,968,203)	-
Accounts payable	(25,094,299)	31,284,968
Advance from customers	9,408,745	1,052,611
Taxes payable	(6,205,647)	(1,550,469)
Other payables	(735,659)	(140,420)
Payable to supply chain solutions	(19,913,058)	1,108,934
Operating lease liabilities	3,041,808	(442,024)
Accrued expenses and other current liabilities	340,313	(261,322)
Net cash (used in) provided by operating activities from continuing operations	(30,063,383)	13,507,030
Net cash (used in) operating activities of discontinued operations	(356,347)	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(30,419,730)	13,507,030

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(178,953)	(154,155)
Purchase of intangible asset	-	(14,581)
Cash paid for acquisitions	(78,944)	(7,007,905)
Purchase of long-term investment	(2,985,921)	-
Cash received on disposal of discontinued operations	-	14,950,730
Proceeds from sale of short-term investments	49,210,720	-
Purchase of short-term investments	(21,825,681)	(32,573,879)
Net cash provided by (used in) investing activities from continuing operations	24,141,221	(24,799,790)
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	24,141,221	(24,799,790)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	-	774,401
Repayment of short-term bank loans	(773,960)	-
Proceeds from third party loans	3,363,632	-
Repayment to related party	(1,010,517)	(1,399,602)
Proceeds from related party	8,049,187	-
Net cash provided by (used in) financing activities from continuing operations	9,628,342	(625,201)
Net cash (used in) financing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,628,342	(625,201)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(3,539,963)	(333,090)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(190,130)	(12,251,051)
Add: decrease in cash and cash equivalents from discontinued operations	356,347	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	166,217	(12,251,051)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	91,627,041	22,198,257
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$91,793,258	$9,947,206

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$8,163,616	$3,469,253
Cash paid for interest	$5,420	$19,606

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Accrued lease liabilities	$3,396,841	$1,679,556
Issuance of shares for compensation	$185,000	$2,150,000

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$90,988,227	$9,790,363
Restricted cash	805,031	156,843
Total cash, cash equivalents and restricted cash	$91,793,258	$9,947,206

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